SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 21, 2006

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systèmes S.A. is furnishing under cover of Form 6-K a press release dated March 21, 2006, announcing that Airbus has chosen the DELMIA V5 Robotics digital manufacturing solution to simulate, validate and program the robotics assembly lines for the new Airbus aircraft programs.

Airbus Speeds Innovation and Time-to-market with
DELMIA Digital Manufacutring Technology
from IBM and Dassault Systèmes

Leading aircraft manufacturing signs contract
for the A320-A330-A340 and A380 commercial aircraft,
the new A400M military transporter, and the future A350

Paris, France, March 21, 2006 – IBM and Dassault Systèmes (DS) (NASDAQ: DASTY; Euronext Paris: #13065, DSY.PA), announced today that Airbus has chosen the DELMIA V5 Robotics digital manufacturing solution to simulate, validate and program the robotics assembly lines for the new Airbus aircraft programs. This strategic choice will allow Airbus to optimize its design and manufacturing cycle time, reducing costs and accelerating time-to-market.

The first program to benefit from these solutions will be the A400M, the first Airbus aircraft entirely designed with CATIA V5 and simulated on DELMIA V5, from the range of IBM PLM solutions developed by Dassault Systèmes. This acquisition will enable Airbus to optimize programming time as well as fine-tune its production resources without disruption through Off-line Programming. The solution is enriched by the FASTIP-FASTRIM tools from Dassault Systèmes’s technological partner CENIT, which work seamlessly on the CATIA and DELMIA V5 data-model to provide TRIMMING, DRILLING and riveting capabilities.

In addition to these robotic solutions, Airbus is using the ergonomic and assembly simulation tools of DELMIA V5 HUMAN and DELMIA V5 DPM Assembly to meet the increasing need for simulation in the field of digital manufacturing. Already used for the A400M program, it offers the ability to check accessibility during the assembly and maintenance phases of various plane parts throughout the design lifecycle.

The choice of this V5 robotics solution meets Airbus’ global objective to cut costs and harmonize PLM tools on the V5 platform. The automatic solving of machine/environment conflicts will optimize machine paths, reducing maintenance costs and immobilization time.

“We have been working hand-in-hand for two years with the IBM, Dassault Systèmes and CENIT teams,” explains Daniel Girardot, robotics team leader at Airbus. “The three companies have designed a solution that totally fits with Airbus’ methods and manufacturing processes, and will lead to significant profits for Airbus. It will be implemented first in 8 projects at different Airbus sites across Europe at the end of 2005.”

“To remain ahead of the competition, Airbus needs to constantly exceed its customers’ expectations by providing a high level of quality, expertise, and added-value services, while cutting internal costs and time-to-market,” said Erick Craberou, director PLM Solutions, IBM France. “Our deep knowledge of this industry and our tight collaboration with Airbus allows us to provide Airbus with the right answer to meet its critical product development and innovation challenges.”

“DELMIA offers industry-leading advanced solutions in the digital manufacturing domain,” said Yves Coze, vice president sales, DELMIA Europe. “We have been providing Airbus with the latest simulation tools for many years, and our relationship continues to strengthen in robotics, allowing us to develop special applications for their use on our V5 platform. Certain advanced functions developed in partnership with Airbus have also been integrated into the standard V5 platform, making the benefits mutually beneficial.”

Airbus Broughton Robotics workcell for wings assembly	Airbus Nordenham CFrame drilling/riveting solution

About IBM
IBM is the world’s largest technological company, providing leadership and innovation throughout the world for more than 80 years. IBM is the largest supplier of “hardware”, “software” and Information Technology services, and pioneered the development and implementation of On Demand solutions. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com

About Dassault Systèmes
As world leader in 3D and Product Lifecycle Management (PLM) solutions, the Dassault Systèmes group brings value to more than 90,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Our offering includes integrated PLM solutions for product development (CATIA®, DELMIA®, ENOVIA®, SMARTEAM®), mainstream product 3D design tools (SolidWorks®), 3D components (Spatial/ACIS®) and SIMULIATM, DS’ open multi-physics platform for realistic simulation. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

IBM Press Contacts: Zohra Dali +33 6 71 92 71 87 zohradali@fr.ibm.com	Dassault Systèmes Press Contacts:
Frédérique Moureton (EMEA)
+33 1 40 99 68 80
frederique_moureton@ds-fr.com

Derek Lane (Americas)
+1(818) 673-2243
derek_lane@ds-us.com

Mikiko Igarashi (AP)
+81-3-5442-4138
mikiko igarashi@ds-jp.com

Nelly Dimey or Pierre Mas (Financial Dynamics)
+33 1 47 03 68 10
Nelly.Dimey@fd.com / pierre.mas@fd.com

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: March 21, 2006	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration